Exhibit 5.3

POSTAL ADDRESS	P.O. Box 71170 1008 BD Amsterdam The Netherlands
OFFICE ADDRESS	Forum Fred. Roeskestraat 100 1076 ED Amsterdam The Netherlands
TELEPHONE	+31 (0)20 578 5742
INTERNET	www.loyensloeff.com

To:

Stream Global Services, Inc.

20 William Street, Suite 310

Wellesley, Massachusetts 02481

Attention: Chief Financial Officer

STREAM INTERNATIONAL EUROPE B.V.

Exchange Notes

Privileged

Amsterdam, 30 March 2010

Dear Sir/Madam,

You have requested us, the undersigned, as special counsel on certain matters of Dutch law to Stream International Europe B.V., a private company with limited liability under Dutch law (the “Company”) to render an opinion in connection with the issuance and exchange of up to $200,000,000 aggregate principal amount of 11.25% Senior Secured Notes due 2014 (the “Exchange Notes”) and the guarantees of obligations represented by the Exchange Notes (the “Exchange Guarantee” and together with the Exchange Notes, the “New Securities”), contemplated by (a) the Registration Rights Agreement (as defined herein) and (b) the other Opinion Documents (as defined herein).

Capitalised terms used but not (otherwise) defined herein are used as defined in Schedule II.

Headings used in this opinion are for ease of reference only and shall not affect the interpretation hereof.

In this opinion:

“Dutch Law Security Documents” means the documents listed in Schedule I under 7 up to and including 10.

“New York Law Opinion Documents” means the documents listed in Schedule I under 1 up to and including 6.

“Opinion Documents” means, collectively, the New York Law Opinion Documents and the Dutch Law Security Documents.

In rendering this opinion, we have examined and relied upon electronically transmitted and/or facsimile copies of the executed Opinion Documents and upon electronically transmitted and/or facsimile copies of the following documents:

(1)	an excerpt, dated 1 October 2009 (the “Old Excerpt”) of the registration of the Company in the trade register of the Chambers of Commerce in the Netherlands (the “Trade Register”) under number 33258450;

(2)	an excerpt, dated 19 March 2010 (the “New Excerpt”) of the registration of the Company in the Trade Register under number 33258450;

(3)	the deed of incorporation of the Company, dated 1 December 1994 (the “Deed of Incorporation”);

(4)	the articles of association (statuten) of the Company, dated 28 January 2009 (the “Articles”);

(5)	the resolution of the management board of the Company (the “Management Board”), dated 1 October 2009, resolving to enter into the transactions contemplated by and authorising the entry into, the execution of and the performance of the Opinion Documents (the “Board Resolution”);

(6)	the resolution of the general meeting of shareholders of the Company (the “Shareholders Meeting”), dated 1 October 2009, (inter alia) approving the Board Resolution (the “Shareholders’ Resolution” and together with the Board Resolution, the “Resolutions”);

(7)	the request for advice of the works council of the Company, dated 28 September 2009 and the advice rendered by the works council of the Company, dated 29 September 2009 (together, the “Works Council’s Advice”).

We have further relied on the statements made by a managing director of the Company in the certificate (the “Management Certificate”) and we have assumed without independent investigation, except as otherwise indicated herein, that such statements are correct as of the date hereof.

For the purpose of the opinions expressed herein, we have assumed:

(i)	the genuineness of all signatures;

(ii)	the authenticity of all agreements, certificates, instruments, and other documents submitted to us as originals;

(iii)	the conformity to the originals of all agreements, certificates, instruments, and other documents submitted to us as electronically submitted and/or facsimile copies;

(iv)	that the information recorded in the Old Excerpt is true, accurate and complete on the date of the Resolutions and the date of the Opinion Documents;

(v)	that the information recorded in the New Excerpt is true, accurate and complete on the date hereof (although not constituting conclusive evidence thereof, our assumption is supported by information obtained by telephone today from the Trade Register confirming that no changes were registered after the date of the New Excerpt);

(vi)	that the Opinion Documents have not been amended, supplemented, terminated, rescinded, nullified or declared null and void;

(vii)	that (i) the Deed of Incorporation is a valid notarial deed (authentieke akte), (ii) the contents thereof are correct and complete and (iii) there were no defects in the incorporation process (not appearing on the face of the Deed of Incorporation) for which a court might dissolve the Company;

(viii)

that the Company has not been dissolved (ontbonden), merged (gefuseerd), split up (gesplitst), granted a suspension of payments (surseance verleend), declared bankrupt (failliet verklaard), subjected to any other insolvency proceedings listed in Annex A or winding up proceedings listed in Annex B of the 29 May 2000 Council Regulation (EC) No 1346/2000 on Insolvency Proceedings (the “Insolvency Regulation”), listed in Annex I to Council Regulation (EC) No 881/2002 of 27 May 2002 or listed and marked with an asterisk in the Annex to Council Common Position 2001/931 of 27 December 2001 relating to measures to combat terrorism, both as amended from time to time (although not constituting conclusive evidence thereof, this assumption is supported by (a) the contents of the New Excerpt, (b) information obtained by telephone today from the bankruptcy clerk’s office (faillissementsgriffie) of the court in Amsterdam, the Netherlands, and (c) a search today on the relevant website (www.rechtspraak.nl) in respect of the international bankruptcy clerk’s office (internationale faillissementsgriffie) of the court in The Hague, the Netherlands);

(ix)	that the Articles are the articles of association (statuten) of the Company in force on the date of the Resolutions, the date of the Opinion Documents and on the date hereof (although not constituting conclusive evidence thereof, this assumption is supported by the contents of (a) the New Excerpt and, (b) paragraph 1 of the Management Certificate);

(x)	that the Resolutions (a) correctly reflect the resolutions made by the Management Board and the Shareholders Meeting, respectively, in respect of the transactions contemplated by the Opinion Documents and (b) have not been and will not be amended, nullified, revoked, or declared null and void (although not constituting conclusive evidence thereof, this assumption is supported by the contents of paragraphs 2 and 3 of the Management Certificate)

(xi)	that there are no management board by-laws (directiereglement) in which the adoption of management board resolutions outside a meeting is prohibited or is subject to certain formalities;

(xii)	that there are no persons to whom the law attributes the rights accruing to holders of depository receipts issued with the respective Company’s concurrence (although not constituting conclusive evidence thereof, this assumption is supported by the contents of paragraph 5 of the Management Certificate);

(xiii)	that the advice from the Works Council’s Advice correctly reflects the advice rendered by the works council and that in obtaining such advice from the works council, all requirements under the Act on the works councils (Wet op de ondernemingsraden) have been observed;

(xiv)	that each party to the Opinion Documents, other than the Company, is validly existing under the laws under which it is purported to have been incorporated;

(xv)	that (a) each party to the Opinion Documents, other than the Company, has all requisite power (corporate and otherwise) to execute and deliver, and to perform its obligations under, the Opinion Documents, and (b) the Opinion Documents have been duly authorised, executed, and delivered by or on behalf of the parties thereto other than the Company;

(xvi)	that, under the laws by which they are expressed to be governed and under the laws of any other relevant jurisdiction (other than Dutch law), the New York Law Opinion Documents constitute the legal, valid and binding obligations of the parties thereto, and are enforceable against those parties in accordance with their terms;

(xvii)	that (i) the Notes Trustee has not waived its rights under the Dutch Law Security Documents, (ii) the Secured Obligations (as defined in the Dutch Law Security Documents) have not been paid in full, and (iii) the rights of pledge pursuant to the Dutch Law Security Documents have not been foreclosed;

(xviii)	that, under any applicable laws (other than Dutch law), the Dutch Law Security Documents constitute the legal, valid and binding obligations of the parties thereto, and are enforceable against those parties in accordance with their terms;

(xix)	that the Company holds valid and legal title to the property in which a security right is granted by the Company in the Dutch Law Security Documents at the time of the creation (vestiging) of the security right and that such title is free of any defect that might result in rescission or avoidance thereof and that, to the extent a security right is created by the Dutch Law Security Documents in property to which the Company has not yet obtained title, the Company will obtain valid and legal title to such property and that such title will be free of any defect that might result in rescission or avoidance thereof;

(xx)	that at the time of the creation (vestiging) of a security right pursuant to the Dutch Law Security Documents, the Company is authorised (beschikkingsbevoegd) to dispose of, or encumber the property in which the security right is created;

(xxi)	that at the time of the creation (vestiging) of a security right pursuant to the Dutch Law Security Documents, the property in which the security right is created is not subject to any other security right or attachment (beslag);

(xxii)	that all movable property (roerende zaken) in which a security right is created by the Deed of Pledge of Movables is, at the time of such creation, located in the Netherlands;

(xxiii)	that each receivable (vordering) in which the Dutch Law Security Documents purport to create a security right can, under the law by which that receivable is governed, be made subject to such security right;

(xxiv)	that the receivables in which a security right is created by the Dutch Law Security Documents are sufficiently identifiable (met voldoende bepaaldheid omschreven) within in the meaning of section 3:84, paragraph 2, of the Dutch Civil Code;

(xxv)	that, to the extent the Dutch Law Security Documents create a right of pledge in a receivable, such receivable is a contractual claim (een tegen één of meer bepaalde personen uit te oefenen recht dat niet aan toonder of order luidt);

(xxvi)	that, to the extent the Dutch Law Security Documents create a right of pledge in a future receivable, such receivable at the time of creation directly results from an existing legal relationship (rechtstreeks zal worden verkregen uit een bestaande rechtsverhouding) within the meaning of section 3:239, paragraph 1, of the Dutch Civil Code;

(xxvii)	that, under the laws of the State of New York, the United States of America and under any applicable laws of another jurisdiction, the Notes Security Agreement creates in favour of the Notes Trustee a valid and enforceable security right in the property described therein as security for the payment of the liabilities expressed to be secured thereby;

(xxviii)	that no movable property in which a security right is created by the Notes Security Agreement is, at the time of such creation, located in the Netherlands;

(xxix)	that the liabilities expressed to be secured by the Dutch Law Security Documents are due and payable (afdwingbaar) and capable of being determined at the time of foreclosure under the laws applicable to such liabilities, so as to be sufficiently identifiable (voldoende bepaalbaar) within the meaning of section 3:231, paragraph 2 of the Dutch Civil Code and are monetary payment obligations (verbintenissen tot betaling van een geldsom);

(xxx)	that, under any applicable laws (other than Dutch law), the choice of Dutch law governing the obligation to grant security pursuant to certain Dutch Security Documents, as contained in the Indenture, constitutes a valid choice of law;

(xxxi)	that the Notes Trustee is a creditor of the liabilities expressed to be secured by the Dutch Law Security Documents; and

(xxxii)	that each trust created by the Indenture, the Intercreditor Agreement, the Collateral Trust Agreement and the Security Agreement is a “trust” within the meaning of section 2 of the Convention on the law applicable to trusts and their recognition of 1 July 1985 (the “Trust Convention”) and will be recognised in the Netherlands according to the Trust Convention.

Based upon the foregoing and subject to (a) any factual matters or documents not disclosed to us in the course of our investigation and (b) the qualifications and limitations stated hereinafter, we are of the opinion that on the date hereof:

Corporate status

A.	The Company has been duly incorporated and is validly existing as a besloten vennootschap met beperkte aansprakelijkheid (private company with limited liability) under Dutch law.

Corporate power

B.	The Company has the corporate power and authority to execute and deliver the Opinion Documents and to perform its obligations thereunder.

Duly authorised, executed and delivered

C.	The Opinion Documents have been duly authorised by all requisite corporate action on the part of, and have been duly executed and delivered by, the Company.

Choice of law

D.	The choice of the laws of the State of New York, United States of America as the law governing the contractual rights and obligations contained in the New York Law Opinion Documents is valid and binding under Dutch law, except (i) to the extent that any term of the New York Law Opinion Documents or any provision of the laws of the State of New York, United States of America applicable to the New York Law Opinion Documents is manifestly incompatible with the public policy (ordre public) of the Netherlands and (ii) that a Dutch court may give effect to mandatory rules of Dutch law or of the laws of another jurisdiction, with which the situation has a close connection, if and insofar as, under Dutch law or of the laws of that other jurisdiction, those rules must be applied irrespective of the chosen law. With the express reservation that we are not qualified to assess the exact meaning and consequences of the terms of the New York Law Opinion Documents under New York law, none of such terms (a) on its face is manifestly incompatible with the public policy (openbare orde) of the Netherlands or (b) should be expected to give rise to situations in which mandatory rules of Dutch law will be applied by a Dutch court irrespective of the law otherwise applicable thereto, it being noted that in respect of the Security Agreement clause (b) hereof is subject to the qualifications made hereunder in respect of foreign law security rights.

Legal validity

E.	Subject to paragraph D above, the contractual obligations contained in the New York Law Opinion Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Non-conflicts with law

F.	The execution and delivery by the Company of the Opinion Documents and the performance by the Company of its obligations thereunder do not conflict with or result in a violation of the Articles or the provisions of any published law, rule or regulation of general application of the Netherlands.

Consents

G.

No approval, authorisation or other action by, or filing with, any Dutch governmental, regulatory or supervisory authority or body, is required in connection with the execution by the Company of the Opinion Documents and the performance by the Company of its obligations thereunder, except that there may be reporting requirements to the Dutch Central Bank (De Nederlandsche Bank N.V.) on (inter alia) cross border payments pursuant to the Regulation of 4 February 2003 under the Act on Financial Foreign Relations 1994 (Wet financiële betrekkingen buitenland 1994). Failure to observe these reporting requirements, does not affect the legality, validity or enforceability of the obligations of the Company under the Opinion Documents.

Submission to jurisdiction

H.	The consent to the jurisdiction of the courts of the State of New York, the United States of America as provided in the New York Law Opinion Documents (save for the Purchase Agreement and the Registration Rights Agreement) is valid and binding upon the Company under Dutch law, insofar as such laws are applicable, provided, however, that such consent does not preclude bringing claims before the provisional measures judge (voorzieningenrechter) of a competent court in the Netherlands.

Enforceability

I.	In the absence of an applicable treaty between the United States of America and the Netherlands, a judgment rendered by a court of the State of New York, United States of America will not be enforced by the courts in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands the claim must be relitigated before a competent Dutch court in accordance with section 431 of the Dutch Code on Civil Procedure. A Dutch court will, under current practice, generally grant the same judgment without relitigation on the merits (i) if that judgment results from proceedings compatible with Dutch concepts of due process, (ii) if that judgment does not contravene public policy (openbare orde) of the Netherlands and (iii) the jurisdiction of the court of the State of New York, United States of America has been based on an internationally acceptable ground.

Qualification to do business

J.	It is not necessary under Dutch law that the parties to the Opinion Documents (other than the Company), should be licensed, qualified or otherwise entitled to carry on business in the Netherlands either (i) in order to enable the parties to the Opinion Documents (other than the Company) to enforce its rights under the Opinion Documents, or (ii) by reason only of the execution of the Opinion Documents or the performance by the parties to the Opinion Documents (other than the Company), of their obligations thereunder.

Security rights

K.	Provided that the Deed of Pledge of Movables will be duly registered with the appropriate Unit of the Dutch Revenue Service, the Deed of Pledge of Movables creates in accordance with its terms and in favour of the Notes Trustee, a valid and enforceable right of non-possessory pledge (bezitloos pandrecht) on the Collateral as defined therein under Dutch law as security for the payment of the Secured Obligations as defined therein.

L.	Provided that notice has been given to the relevant debtors, the Deed of Pledge of Intercompany Receivables creates, in accordance with its terms in favour of the Notes Trustee, a valid disclosed right of pledge (openbaar pandrecht) on the Collateral as defined therein under Dutch law as security for the payment of the Secured Obligations as defined therein.

M.	Provided that the Deed of Pledge of Receivables will be registered with the appropriate Unit of the Dutch Revenue Service, the Deed of Pledge of Receivables creates, in accordance with its terms in favour of the Notes Trustee, a valid non-disclosed right of pledge (stil pandrecht) on the Collateral as defined therein under Dutch law as security for the payment of the Secured Obligations as defined therein.

N.	Provided that notice has been given to the relevant account banks, the Deed of Pledge of Bank Accounts creates, in accordance with its terms in favour of the Notes Trustee, a valid disclosed right of pledge (openbaar pandrecht) on the Collateral as defined therein under Dutch law as security for the payment of the Secured Obligations as defined therein.

This opinion is subject to the following qualifications:

a.	The opinions expressed herein may be affected or limited by the provisions of any applicable bankruptcy (faillissement), insolvency, fraudulent conveyance (actio Pauliana), reorganisation, suspension of payments (surseance van betaling) and other laws of general application now or hereafter in effect, relating to or affecting the enforcement or protection of creditors’ rights (including but not limited to the laws that apply pursuant to the Insolvency Regulation), provided that the security rights created by the Dutch Law Security Documents will not be affected by the Company being declared bankrupt or granted a (preliminary) suspension of payments except as set forth in qualifications y up to and including aa below.

b.	The opinions expressed herein, with respect to the Dutch Law Security Documents, may be affected by the general defences available to obligors under Dutch law in respect of the validity and enforceability of contractual obligations such as (i) the principles of reasonableness and fairness (redelijkheid en billijkheid) and modification on grounds of unforeseen circumstances (onvoorziene omstandigheden), (ii) avoidance on grounds of duress (bedreiging), deceit (bedrog) or undue influence (misbruik van omstandigheden) and (iii), if and to the extent not waived in the Dutch Law Security Documents, force majeure, “exceptio non adimpleti contractus” (i.e. the right to suspend performance as long as the other party is in default in respect of its obligations), the right to set-off, the right to dissolve the Dutch Law Security Documents upon default by the other party and the right to avoid the Dutch Law Security Documents on grounds of mistake (dwaling).

c.	The courts in the Netherlands may give effect to mandatory rules of the laws of another jurisdiction with which the situation has a close connection, if and insofar as, under the laws of that other jurisdiction, those rules must be applied, irrespective of the chosen law.

d.	A Dutch court may have to decline jurisdiction if concurrent proceedings have been brought elsewhere. Dutch law provides that if proceedings, involving the same cause of action between the same parties, are brought before the courts of different states, any court other than the court first seized shall of its own motion decline jurisdiction in favour of that court, provided that the latter court has determined that it has jurisdiction.

e.	The enforcement in the Netherlands of the Opinion Documents will be subject to the rules of civil procedure as applied by Dutch courts. Specific performance may not always be available under Dutch law.

f.	It is uncertain under Dutch law whether upon the enforcement of a money judgment expressed in a foreign currency against property situated in the Netherlands by way of a foreclosure sale (executoriale verkoop), proceeds can be obtained in such foreign currency.

g.	If proceedings are instituted against the Company in the courts of the Netherlands in respect of any sum payable under the Opinion Documents, the claimant has the option to request those courts to render judgment either in USD or in the lawful currency of the Netherlands. A final judgment in USD may be enforced in the Netherlands either in USD or, if enforcement purposes would so require, in the lawful currency of the Netherlands. In either case, the applicable rate of exchange would be such rate that procures that the amount in the lawful currency of the Netherlands is sufficient for the claimant to purchase, on the date of payment by the Company, forthwith the sum payable in USD.

h.	Under Dutch law, each power of attorney (volmacht) or mandate (lastgeving), whether or not irrevocable, granted by the Company in the Opinion Documents will terminate by force of law, without notice, upon bankruptcy (faillissement), and will cease to be effective in case of a suspension of payments (surseance van betaling), of the Company. To the extent that the appointment by the Company of a process agent would be deemed to constitute a power of attorney or a mandate, this qualification would apply.

i.	Under Dutch law, a power of attorney can be made irrevocable, provided that the scope of the power of attorney concerns legal acts which are in the interest of the agent or a third party. However, a counterparty of the agent which has been granted an irrevocable power of attorney, may assume that this condition has been met, unless the contrary is evident to such a party.

j.	A power of attorney does not affect the authority of the principal to perform actions within the scope of such power of attorney itself.

k.	Notwithstanding any provision to the contrary therein, any agreement governed by Dutch law may be amended orally or by the conduct of the parties thereto.

l.	A provision contained in the Dutch Law Security Documents which stipulates that certain documents constitute conclusive evidence may not be enforceable in all circumstances.

m.	Under Dutch law, a contractual penalty may be mitigated by the court.

n.	Under Dutch law, the question whether or not a contractual right or receivable can be transferred must be determined according to the law governing that contractual right or receivable.

o.	Pursuant to Dutch private international law, the assignment of a receivable or the granting of a security right therein will be governed by the chosen law of, or the law otherwise applicable to, the agreement which contains the undertaking to assign such receivable or to grant a security right therein. Considering that the obligation to grant security pursuant to the Dutch Security Documents, as contained in the Indenture, is governed by Dutch law, Dutch law determines the validity of the assignment of the receivable or the granting of a security right therein (including pursuant to the Dutch Security Documents listed in Schedule II under 8, 9 and 10). However, the law governing the receivable determines (i) whether the receivable is capable of being transferred or encumbered, (ii) the relationship between the assignee of the receivable or the grantee of a security right therein on the one hand and the debtor of such receivable on the other, (iii) the conditions under which the assignment of the receivable or the granting of a security right therein can be enforced against the debtor as well as (iv) the question whether the debtor’s obligations under the receivable have been paid and discharged in full.

p.	Under Dutch law, the transfer of and establishment of a security right on movable property (roerende zaken) must be effected in accordance with the formalities of, and will be subject to, the laws of the state in which such property is located at the time of the relevant legal act.

q.	Under Dutch law, a right of pledge can be established on future receivables, provided that such receivables directly result from an at the time of creation existing legal relationship (rechtstreeks zullen worden verkregen uit een bestaande rechtsverhouding) if it concerns a non-disclosed right of pledge. However, the right of pledge on a future receivable will only be perfected the moment upon which such receivable comes into existence provided that, at that time, the pledgor is authorised to dispose of, or encumber such receivable (beschikkingsbevoegd). Therefore, if the Company has been granted suspension of payments (surseance van betaling verleend) or has been declared bankrupt (failliet verklaard) before a future receivable comes into existence, such receivable will not be subject to the security rights created by the Dutch Law Security Documents.

r.	Under Dutch law, a security right in respect of a receivable or contractual right resulting from a contract will only create a security right in such receivable or contractual right and not in any other rights resulting from such contract or in the contract as a whole. This means that the holder of such security right will not have the right pursuant that security right to perform any obligations of the grantor under such contract. Furthermore, certain rights of the grantor may be held to be of such a personal nature that they may not be exercised by a person other than the grantor.

s.	The security right created by the Deed of Pledge of Movables to the extent it relates to movable property may not be enforceable against a third party who acquires a possessory pledge in, and by means of obtaining possession acquires title to, the asset concerned and, at the date of acquisition did not have nor should have had knowledge of the security right created by the Deed of Pledge of Movables.

t.	If and to the extent the Deed of Pledge of Movables creates a non-possessory pledge in equipment, and other movable property, which is used in the business and at the premises of the Company in the Netherlands, such pledge may be subordinated to the right of the Dutch tax authorities to satisfy their claims against the pledgor out of the proceeds of such equipment.

u.	The foreclosure of a right of pledge on the assets which are subject to the Dutch Law Security Documents can only be effected in case the Company is in default (verzuim) in the performance of the Secured Obligations (as defined in the Dutch Law Security Documents).

v.	We do not opine on the enforceability in the Netherlands of the remedies afforded to the secured party in respect of the foreign security rights under the law governing such security rights, as there is no conclusive case law in the Netherlands with respect to the enforcement by the Dutch courts of security rights established under and governed by a law other than Dutch law (hereinafter to be referred to as the “foreign security rights”). From Dutch case law as it currently stands the following can, however, be deduced: the foreclosure and ranking of security rights in the Netherlands will be subject to Dutch law, which has a fixed system and a mandatory ranking of security rights. Subject to the exceptions to the validity of the choice of the laws of the State of New York, the United States as the law governing the Notes Security Agreement and qualification (l) up to and including (m), such foreign security rights will be recognised in the Netherlands. If recognised, foreign security rights will be enforced, and have the same ranking, as the Dutch security right which most closely resembles such foreign security rights. This means that the secured party will not have more rights than it would have had if Dutch law had governed such foreign security rights.

w.	The right of pledge created in moveable property in the Deed of Pledge of Movables may be foreclosed by the pledgee (a) by having the moveable property sold by public auction and applying the net proceeds of such sale in satisfaction of the payment obligations secured by such pledge, or (b) by requesting the competent Dutch court to order that the moveable property be sold in another manner and applying the net proceeds in satisfaction of the payment obligations secured by the pledge, or (c) by requesting the competent Dutch court to order that the moveable property be transferred to the pledgee, subject to the determination by such court of the value of such moveable property and a corresponding reduction of the payment obligations secured by such pledge, or after the pledgor is in default (verzuim) in the performance of the secured liabilities, by a separate agreement between the pledgee and the pledgor to sell the moveable property, all with due observance of the applicable provisions of Dutch law.

x.	The right of pledge created in receivables by the Dutch Law Security Documents may be foreclosed by the pledgee (a) by collection of such receivables (after notice of the right pledge to the relevant debtor) and applying the net proceeds of such sale in satisfaction of the payment obligations secured by such pledge, or (b) by having the receivables sold by public auction and applying the net proceeds of such sale in satisfaction of the payment obligations secured by such pledge, or (c) by requesting the competent Dutch court to order that the receivables be sold in another manner and applying the net proceeds in satisfaction of the payment obligations secured by the pledge, or (d) by requesting the competent Dutch court to order that the receivables be transferred to the pledgee, subject to the determination by such court of the value of such receivables and a corresponding reduction of the payment obligations secured by such pledge, or (e) after the debtor is in default (verzuim), by separate agreement between the pledgee and the pledgor to sell the receivables, all with due observance of the applicable provisions of Dutch law.

y.	Under Dutch law, the holder of a non-disclosed pledge on receivables does not have the right to demand payment from the debtor until such debtor is notified of the right of pledge. Payments made by the debtor to the pledgor prior to notification of the right of pledge over the receivables but after bankruptcy (faillissement) or suspension of payments (surseance van betaling) of the pledgor will form part of the bankruptcy estate of the pledgor albeit that the pledgee has the right to receive such amounts by preference on the proceeds of the receivables. The pledgee’s right to such proceeds cannot be exercised until notice of dividend (uitdelingslijst) has become final and only to the extent provided in such notice, in which case the pledgee will share in the bankruptcy costs. Notification of a non-disclosed pledge can be validly given after the pledgor has been declared bankrupt, granted a suspension of payments.

z.

Under the Dutch Bankruptcy Code, a receiver in bankruptcy can require the holder of a security right in an asset which forms part of the bankrupt estate to foreclose such security right within a reasonable period of time and, if such holder fails to do so, the receiver may sell such asset himself in the manner provided for in the Dutch Bankruptcy Code, as a consequence of which the holder of the security right concerned may only realise his claim by submission thereof in the bankruptcy and through distributions of the proceeds of the sale, if any, less that holder’s share in the bankruptcy costs. Furthermore, under the Dutch Bankruptcy Code, foreclosure by a holder of a security right in an asset which forms part of a bankrupt estate or is owned by an entity which has been granted a suspension of payments (surseance van betaling verleend) may be prevented by the bankruptcy court for a maximum period of four months.

aa.	The declaration of a bankruptcy and the granting of a suspension of payments do have a retro-active effect until 0.00 hours on the day on which such bankruptcy is declared or such suspension of payments is granted. This means that if the requirements for the establishment of a right of pledge are met later than 0.00 hours on the day on which the pledgor is declared bankrupt or is granted a suspension of payments such right of pledge will not be effective.

bb.	It is generally assumed that under Dutch law a right of pledge cannot be validly created in favour of a person who is not the creditor of the claim that the right of pledge purports to secure. The Parallel Debt (as defined in the Collateral Trust Agreement) was included in the Collateral Trust Agreement with a view to overcoming this uncertainty. We note that there is no statutory law or case law available on parallel debts such as the Parallel Debt and the security provided for such debts. However, our opinion that the Parallel Debt removes any uncertainty is supported by the views of leading authors in Dutch legal literature, who conclude that a parallel debt such as the Parallel Debt creates a claim of the pledgee thereunder which can be validly secured by a right of pledge such as a right of pledge created by the Dutch Law Security Documents.

cc.	The validity of the Opinion Documents may be affected by the ultra vires provisions of section 2:7 of the Dutch Civil Code. These provisions give legal entities the right to invoke the nullity of a transaction if such transaction entered into by such entity cannot serve to realise the objects of such entity and the other parties to such transaction knew, or without independent investigation, should have known, that such objects and purposes have been exceeded. All circumstances relevant in determining corporate benefit should be taken into account, including the wording of the objects clause of the articles of association and the level of (direct or indirect) benefit derived by the legal entity. As this is largely dependent on factual matters, we are not in a position to opine on this issue. However, given the fact that the granting of guarantees and security for the obligations of group parties is expressly included in the objects clause in the Articles and assuming the Company derives sufficient benefit from the Opinion Documents, it is unlikely that the above ultra vires provisions could be successfully invoked by the Company.

We express no opinion on any law other than Dutch law (unpublished case law not included) as it currently stands. We express no opinion on any laws of the European Communities (insofar as not implemented in the Netherlands in statutes or regulations of general application) unless it concerns EU Regulations (Verordeningen) in effect in the Netherlands on the date of the opinion. In this opinion letter we express no opinion on tax law, on the business merits of the transaction contemplated by the Opinion Documents or on financial assistance rules or on anti-trust law/competition law.

In this opinion letter Dutch legal concepts are sometimes expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to the concepts described by the same English term as they exist under the laws of other jurisdictions. Furthermore, we note that a term may for the purposes of one area of Dutch law have a meaning that is different from the meaning for the purposes of other areas of Dutch law. In this opinion the meaning to be attributed to an English term shall be the meaning attributed to the equivalent Dutch concept for the purposes of the relevant area of Dutch law.

This opinion letter may only be relied upon by any person that is allowed to do so in accordance with the last paragraph of this opinion letter under the express condition that any issue of interpretation or liability arising thereunder will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands. This opinion letter is issued by Loyens & Loeff N.V.; natural persons or legal entities that are involved in the services provided by or on behalf of Loyens & Loeff N.V. cannot be held liable in any manner whatsoever. This opinion letter may only be relied upon under the express condition that any liability of Loyens & Loeff N.V. is limited to the amount paid out under its professional liability insurance policies.

This opinion letter is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any of the above documents or any other document examined in connection with this opinion letter except as expressly confirmed herein.

This opinion letter is addressed to you and may only be relied upon by you (and your legal counsel in rendering their opinion) in connection with the transactions to which the Opinion Documents relate, and may not be disclosed to and relied upon by any other person, firm, company, or institution without our prior written consent.

Yours faithfully,

/s/ Loyens & Loeff N.V.

SCHEDULE I

OPINION DOCUMENTS

New York law Opinion Documents

1.	A New York law indenture by and between, inter alia, Wells Fargo Bank, National Association, as trustee, Stream Global Service Inc. and certain group companies, amongst which the Company, dated as of 1 October 2009 (“Indenture”).

2.	A New York law purchase agreement by and between, inter alia, Stream Global Service Inc. as issuer, Goldman, Sachs & Co. as representative of the several purchasers, and certain group companies, amongst which the Company, as guarantors, dated as of 1 October 2009 (“Purchase Agreement”).

3.	A New York law collateral trust agreement by and between, inter alia, Wells Fargo Bank, National Association, as trustee, Wilmington Trust FSB as collateral trustee (“Notes Trustee”), Stream Global Service Inc. and certain group companies, amongst which the Company, dated as of 1 October 2009 (“Collateral Trust Agreement”).

4.	A New York law notes security agreement by and between, inter alia, the Notes Trustee, Stream Global Service Inc. and certain group companies, amongst which the Company, dated as of 1 October 2009 (“Security Agreement”).

5.	A New York law registration rights agreement by and between Goldman, Sachs & Co., Stream Global Service Inc. and certain group companies, amongst which the Company, dated as of 1 October 2009 (“Registration Rights Agreement”).

6.	A New York law lien subordination and intercreditor agreement by and between, inter alia, Wells Fargo Foothill, LLC as ABL agent, the Notes Trustee as noteholder collateral trustee, Stream Global Service Inc. and certain group companies, amongst which the Company, dated as of 1 October 2009.

Dutch Law Security Documents

7.	A Dutch law deed of non-possessory pledge of movable assets entered into by and between the Notes Trustee as pledgee and the Company as pledgor, dated 1 October 2009 (“Deed of Pledge of Movables”).

8.	A Dutch law disclosed deed of pledge of intercompany receivables—second priority entered into by and between the Notes Trustee as pledgee and the Company as pledgor, dated 1 October 2009 (“Deed of Pledge of Intercompany Receivables”).

9.	A Dutch law undisclosed deed of pledge of receivables—second priority entered into by and between the Notes Trustee as pledgee and the Company as pledgor, dated 1 October 2009 (“Deed of Pledge of Receivables”).

10.	A Dutch law deed of pledge of bank accounts—second priority entered into by and between the Notes Trustee as pledgee and the Company as pledgor, dated 1 October 2009 (“Deed of Pledge of Bank Accounts”).